UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

J.Crew Group, Inc.

(Exact name of the registrant as specified in its charter)

Delaware	333-175075	22-2894486
(State of other jurisdiction of	(Commission	(IRS Employer
incorporation or organization)	File Number)	Identification No.)

770 Broadway, New York, New York		10003
(Address of principal executive offices)		(Zip code)

Maria Di Lorenzo, Esq.

Senior Vice President, General Counsel and Secretary

770 Broadway

New York, New York 10003

212-209-2500

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

During 2016, J.Crew Group, Inc. (the “Company” or “J.Crew”) contracted to manufacture products for which gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, tantalum, tin and tungsten (“3TG”) are or may be necessary to their functionality or production. The Company conducted a Reasonable Country of Origin Inquiry to determine whether the 3TG in the Company’s products originated in the Democratic Republic of the Congo or an adjoining country as defined in Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Covered Countries”). Based on this Reasonable Country of Origin Inquiry, we know or have reason to believe that some of the 3TG in J.Crew’s products originated in the Covered Countries and are not or may not be from recycled or scrap sources. Accordingly, we exercised due diligence to determine the source and chain of custody of the 3TG in our products, as described in the Company’s Conflict Minerals Report. Our Conflict Minerals Report is attached as an exhibit to this Form SD and is also publicly available on our website at www.jcrew.com.

Item 1.02 – Exhibit

J.Crew has filed as Exhibit 1.01 to this Form SD the Company’s Conflict Minerals Report. This Report also is publicly available at  www.jcrew.com.

Section 2 – Exhibits

Item 2.01 – Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

J.CREW GROUP, INC.

/s/ MICHAEL J. NICHOLSON	Date: May 31, 2017
Michael J. Nicholson
President, Chief Operating Officer and Chief Financial Officer

3